Exhibit 99.1

YAMANA PROVIDES NOTICE OF FIRST QUARTER 2016 FINANCIAL RESULTS RELEASE AND ANNUAL MEETING

TORONTO, ONTARIO, April 8, 2016 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) ("Yamana" or "the Company") will release its first quarter 2016 results after market close on May 4, 2016 followed by a conference call and webcast on May 5, 2016 at 8:30 a.m. ET.  Additionally, the Company will host its annual meeting of shareholders on May 5, 2016 at 11:00 a.m. ET.

First Quarter 2016 Conference Call Information:

Toll Free (North America):	1-866-355-4959
Toronto Local and International:	416-340-8527
Webcast:	www.yamana.com

Conference Call Replay:

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7771300

The conference call replay will be available from 12:00 p.m. ET on May 5, 2016 until 11:59 p.m. ET on May 19, 2016.

Annual Meeting of Shareholders

The annual meeting of shareholders will take place on May 5, 2016 at 11:00 a.m. ET at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation will be accessible through Yamana's website.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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